UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No.     )*

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

December 10, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496719105

1	Name of Reporting Persons Ronin Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 570,800

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 570,800

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 570,800

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%

12	Type of Reporting Person (See Instructions) BD

CUSIP No. 496719105
Item 1(a).	Name of Issuer: Kingstone Companies, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Kingstone Companies, Inc. 15 Joys Lane Kingston, NY 12401

Item 2(a).	Name of Person Filing: Ronin Capital, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence: Ronin Capital, LLC 350 N. Orleans Street, Suite 2N Chicago, IL 60654
Item 2(c).	Citizenship: Ronin Capital, LLC is a Delaware LLC
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 496719105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☒ Broker or dealer registered under section 15 of the Exchange Act.

CUSIP No. 496719105
Item 4.	Ownership
Ronin Capital, LLC is the record owner of 570,800 shares of common stock.
(a) Amount beneficially owned: (i) Ronin Capital, LLC 570,800 shares
(b) Percent of class: (i) Ronin Capital, LLC 7.9%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 7,266,594 shares of Common Stock of the Issuer outstanding after the offering  completed pursuant to the Prospectus dated as of December 9, 2013, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2013.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: (i) Ronin Capital, LLC 570,800
(ii) Shared power to vote or to direct the vote: (i) Ronin Capital, LLC 0
(iii) Sole power to dispose or to direct the disposition of: (i) Ronin Capital, LLC 570,800
(iv) Shared power to dispose or to direct the disposition of: (i) Ronin Capital, LLC 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 20, 2013	Ronin Capital, LLC

	By:	/s/ Agnes Burda
Name: Agnes Burda
Title: Compliance Officer